Exhibit 99.1

VIQ Solutions Announces Draw on Previously Announced US$15 Million Credit Facility

PHOENIX, ARIZONA, July 27, 2023 - VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces that the Company has drawn a subsequent advance of US$1 million (the "Subsequent Advance") under the Company’s previously announced senior secured loan (the "Loan") of up to US$15 million with Beedie Investments Ltd. (the "Lender") pursuant to the terms of a credit agreement by and among the Company and the Lender (the "Credit Agreement"). As of the date hereof, US$13 million of the Loan has been advanced to the Company. The Company intends to use the Subsequent Advance primarily for a restructuring plan expected to yield between US$2M and US$2.5M in reduced expenses over the next 12 months.

“As we accelerate the expansion of our global AI generated workflow technologies, much like we announced in 2022, the integration of our acquisitions and migrations of our client base to our technology, drive cost reductions that result in savings to the company,” continued Susan Sumner. “Not only is the migration to aiAssist™ delivering higher productivity, but it also creates significant workflow improvements that drive greater efficiency throughout the entire organization, from production operations to finance, without compromising our client commitments. Every day we are proving that the model we set out to deliver to change this industry is in fact playing out as planned. While COVID-19 and the tumultuous economic conditions of the past two years brought many challenges to the Company, we now see the fruits of the investment and continued development of NetScribe™, powered by aiAssist™.”

Terms of the Credit Agreement and Warrant Issuance

The principal amount outstanding under the Loan bears interest at 12.5% per annum, comprised of cash interest of 9.5% per annum, calculated and paid monthly, and paid-in-kind interest charged at a rate of 3.0% per annum, compounded monthly and added to the outstanding principal amount of the Loan. A standby fee is charged monthly at a rate of 1.5% per annum on the undrawn amount of the standby facility.

In connection with the Subsequent Advance, the Company has issued 497,423 common share purchase warrants (each, a "Warrant") to the Lender. Each Warrant is exercisable to purchase one common share of the Company (each, a "Warrant Share") at an exercise price of CDN$0.45 per Warrant Share. The Warrants expire on July 25, 2030.

The Loan is secured against all of the assets and property of the Company and certain subsidiaries pursuant to a general security agreement.

SenaHill served as exclusive financial advisor for VIQ Solutions in connection with the Loan and Dentons Canada, LLP acted as legal advisor.

A copy of the Credit Agreement is available under the Company's profile on SEDAR at www.sedar.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For additional information:

Media Contact:

Laura Haggard

Chief Marketing Officer

VIQ Solutions Inc.

Phone: (800) 263-9947

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements Certain statements included in this news release constitute forward-looking statements or forward-looking information ("forward-looking statements") under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the intended use of proceeds and the expected cost savings associated with the VIQ’s restructuring plan. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s business plans and goals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company’s annual report for the year ended December 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

2